CONSENT OF TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue by Saxon Asset Securities Trust 2004-2, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange commission upon request therefor.

July 23, 2004

Deutsche Bank National Trust Co.

By:

Ronaldo Reyes

Assistant Vice President